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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 26)1



                              Synergy Brands, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87159E402
            -------------------------------------------------------
                                 (CUSIP Number)


                             Lloyd I. Miller, III
                          4550 Gordon Drive, Naples
                                Florida, 34102
                            (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 2005
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 4 pages

________________

     1 The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.  87159E402                       13D                       Page 2 of 4




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                                      ###-##-####
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]

                                                                     (b)  [  ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    _______________
     SOURCE OF FUNDS*

     PF-OO
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR  2(e)                                                        [  ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

 NUMBER OF            709,682
   SHARES     ------------------------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
  OWNED BY
    EACH              481,474
 REPORTING    ------------------------------------------------------------------
   PERSON       9     SOLE DISPOSITIVE POWER
    WITH
                      709,682
              ------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      481,474
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,191,156

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 4


  Introduction

     This constitutes Amendment No. 26 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     Item 4.  Purpose of the Transaction

     Item 4 of the Statement is hereby amended by adding the following:

     "The purpose of this Amendment is to report that since the filing of Amendment No.25 to the Statement, dated August 3, 2005, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, solely as a result of a change in the aggregate number of outstanding Shares."


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                                                                     Page 4 of 4


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 23, 2005

                                                   /s/ Lloyd I. Miller, III
                                                  ---------------------------
                                                       Lloyd I. Miller, III